MARTIN LIPTON

HERBERT M. WACHTELL

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

MARC WOLINSKY

STEVEN A. ROSENBLUM

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

RALPH M. LEVENE

RICHARD G. MASON

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

EDWARD J. LEE

BRANDON C. PRICE

KEVIN S. SCHWARTZ

MICHAEL S. BENN

SABASTIAN V. NILES

ALISON ZIESKE PREISS

TIJANA J. DVORNIC

JENNA E. LEVINE

RYAN A. McLEOD

ANITHA REDDY

JOHN L. ROBINSON

JOHN R. SOBOLEWSKI

STEVEN WINTER

EMILY D. JOHNSON

JACOB A. KLING

RAAJ S. NARAYAN

VIKTOR SAPEZHNIKOV

MICHAEL J. SCHOBEL

ELINA TETELBAUM

GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014) OF COUNSEL

WILLIAM T. ALLEN

MARTIN J.E. ARMS

MICHAEL H. BYOWITZ

GEORGE T. CONWAY III

KENNETH B. FORREST

SELWYN B. GOLDBERG

PETER C. HEIN

MEYER G. KOPLOW

LAWRENCE S. MAKOW

DOUGLAS K. MAYER

MARSHALL L. MILLER

PHILIP MINDLIN

DAVID S. NEILL

HAROLD S. NOVIKOFF LAWRENCE B. PEDOWITZ

ERIC S. ROBINSON

PATRICIA A. ROBINSON*

ERIC M. ROTH

PAUL K. ROWE

DAVID A. SCHWARTZ

MICHAEL J. SEGAL

ELLIOTT V. STEIN

WARREN R. STERN

PAUL VIZCARRONDO, JR.

PATRICIA A. VLAHAKIS

AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL
DAVID M. ADLERSTEIN SUMITA AHUJA AMANDA K. ALLEXON LOUIS J. BARASH FRANCO CASTELLI DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA ADAM M. GOGOLAK	NANCY B. GREENBAUM MARK A. KOENIG LAUREN M. KOFKE J. AUSTIN LYONS ALICIA C. McCARTHY PAULA N. RAMOS NEIL M. SNYDER S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER

December 13, 2019

VIA HAND DELIVERY AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention:	Franklin Wyman Kevin W. Vaughn Joseph McCann Celeste Murphy

Re:	Upjohn Inc. Registration Statement on Form 10 Filed October 25, 2019 File No. 000-56114

U.S. Securities and Exchange Commission

December 13, 2019

Ladies and Gentlemen:

On behalf of Upjohn Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated November 21, 2019, with respect to the above-referenced Registration Statement on Form 10 (the “Registration Statement”). The Company is concurrently submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR, and five courtesy copies of Amendment No. 1 marked to show changes to the Registration Statement are being sent to the Staff under separate cover.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1. All references to page numbers in these responses are to the pages of Amendment No. 1.

Registration Statement on Form 10

General

1.

Pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 becomes effective automatically 60 days after the initial filing date. At that time, you will be subject to the reporting requirements of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before the effectiveness date you should consider withdrawing the Form 10 registration statement to prevent it from becoming effective and, as applicable, file a new Form 10 registration at such time as you are able to respond to any remaining issues or comments.

Response: The Company respectfully acknowledges the Staff’s comment and confirms its understanding that its Registration Statement will be deemed effective by lapse of time 60 days after the initial filing date pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934 and that the Company will consider withdrawing and refiling its Registration Statement if the review process has not been completed prior to that date.

2.	Please amend the Form 10 registration statement, as applicable, to address any relevant comments issued to you concerning your Form S-4 filed on October 25, 2019.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the Registration Statement to reflect its responses to the Staff’s comments on its Form S-4 filed on October 25, 2019, as applicable.

U.S. Securities and Exchange Commission

December 13, 2019

*    *    *    *    *    *

If you have any questions, please do not hesitate to contact David K. Lam at (212) 403-1394 or dklam@wlrk.com or Gordon S. Moodie at (212) 403-1180 or gsmoodie@wlrk.com.

U.S. Securities and Exchange Commission

December 13, 2019

Very truly yours,

/s/ David K. Lam

cc:	Doug Lankler (Pfizer Inc.)

Bryan Supran (Pfizer Inc.)

Brian Roman (Mylan N.V.)
Mark I. Greene (Cravath, Swaine & Moore LLP)
Thomas E. Dunn (Cravath, Swaine & Moore LLP)
Aaron M. Gruber (Cravath, Swaine & Moore LLP)